Exhibit A – Certified Financial Statements

Greenridge Phoenix Project

For the Years Ended December 31, 2024 and December 31, 2023

Item	Fiscal Year End 2024	Fiscal Year End 2023
ASSETS:		
Cash & Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use Assets	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
LIABILITIES & EQUITY:		
Common Stock	$120,000,000.00	$120,000,000.00
Retained Earnings	$30,025,000.00	$30,025,000.00
Total Liabilities & Equity	$150,025,000.00	$150,025,000.00

NOTES:

- These statements reflect equity-based transactions, including barter arrangements accounted for under GAAP at estimated fair value.

- No liabilities or debt obligations are reported.

- Financials prepared internally and certified by the principal executive officer pursuant to Regulation Crowdfunding requirements.

Prepared by:

Bernard Allen-Bey

President, Greenridge Phoenix Project

June 20, 2025